FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1              Name and Address of Company

American Bonanza Gold Corp.
Suite 1238, 200 Granville Street
Vancouver, BC, V6C 1S4

(the “Company”)

Item 2               Date of Material Change

July 3, 2013.

Item 3               News Release

On July 4, 2013, a news release was issued, disseminated and filed with the applicable regulatory authorities via SEDAR.

Item 4               Summary of Material Change

The Company has entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) (“Suparna”) in connection with the proposed mineral property acquisition and joint venture (the “Transaction”) whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target (the “Southwest Target”) at the Company’s Copperstone gold mine in La Paz County, Arizona (the “Copperstone Mine”).

The Company has also completed a private placement financing with Suparna of a secured convertible debenture (the “Debenture”) for proceeds of $1,000,000 (the “Offering”).

Item 5               Full Description of Material Change

5.1                     Full Description of Material Change

The Company has entered into an earn-in agreement with Suparna in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Company’s Copperstone gold mine in La Paz County, Arizona.

The Company has also completed a private placement financing with Suparna of a secured convertible debenture for proceeds of $1,000,000. The Debenture is convertible into units (each, a “Unit”) comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06 per Unit, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Company at a price of $0.10 per share The warrants issued in connection with the Units are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue.

5.2                    Disclosure for Restructuring Transactions

Not Applicable

Item 6               Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Brian Kirwin

President & Chief Executive Officer Telephone: (604) 688-7509 Email: info@americanbonanza.com

Item 9               Date of Report

July 9, 2013.